UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

FRESENIUS MEDICAL CARE AG
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

358029 10 6[1]
(CUSIP Number)

Matthias Fenner, Esq. Fresenius SE & Co. KGaA Else-Kröner-Straße 1 61352 Bad Homburg v.d.H. Germany +49-6172-608-2327	Copy to:	Jeffrey C. Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 +1 212 903 9014

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           According to Fresenius Medical Care AG’s Annual Report on Form 20-F for the year ended December 31, 2022 (which was filed by Fresenius Medical Care AG & Co. KGaA, prior to the conversion of its legal form discussed in further detail in Item 4 below), American Depositary Shares (“ADSs”) representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. Upon effectiveness of the change of legal form, the ordinary shares of Fresenius Medical Care AG & Co. KGaA were converted into ordinary shares of Fresenius Medical Care AG, and ADSs representing ordinary shares of Fresenius Medical Care AG & Co. KGaA now represent ordinary shares of Fresenius Medical Care AG. ADSs representing the ordinary shares of Fresenius Medical Care AG are listed on the New York Stock Exchange. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs, and is unchanged after the change of legal form.

SCHEDULE 13D
CUSIP No.: 358029 10 6

1	NAMES OF REPORTING PERSONS
Fresenius SE & Co. KGaA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,380,382

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
94,380,382

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,380,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 9 (this “Schedule 13D/A”) to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012, Amendment No. 7 filed on March 1, 2012 and Amendment No. 8 filed on March 22, 2023 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law (“Fresenius KGaA”), with respect to the ordinary shares without par value of Fresenius Medical Care AG, a German stock corporation the legal name of which was Fresenius Medical Care AG & Co. KGaA prior to the Conversion (as defined in Item 4 below). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A relates to the ordinary shares without par value (the “shares”) of Fresenius Medical Care AG, the principal executive offices of which are located at Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany. On November 30, 2023 (the “Conversion Date”), Fresenius Medical Care AG & Co. KGaA completed the conversion of its legal form under German law from a German partnership limited by shares (Kommanditgesellschaft auf Aktien, or “KGaA”) to a German stock corporation (Aktiengesellschaft, or “AG”) and Fresenius KGaA completed the deconsolidation of Fresenius Medical Care AG from the Fresenius KGaA consolidated group. In this Schedule 13D/A, references to the “Company” prior to the Conversion Date are to Fresenius Medical Care AG & Co. KGaA and references to the “Company” on or after the Conversion Date are to Fresenius Medical Care AG.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Based on their most recent respective notifications to Fresenius KGaA, Allianz SE indirectly holds approximately 2.98%, Amundi S.A. indirectly holds approximately 2.44%, Janus Henderson Group plc indirectly holds approximately 2.89% and Harris Associates L.P. holds approximately 2.95% of the share capital of Fresenius KGaA.

Information with respect to the members of the supervisory board and the members of the management board of Fresenius Management SE, a stock corporation under European law (Societas Europaea, or SE) (“Management SE”), the general partner of Fresenius KGaA, and the members of the supervisory board of Fresenius KGaA, in each case as of the date of this Schedule 13D/A, is set forth in Schedule A to this Schedule 13D/A. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies the membership of the supervisory board of Fresenius KGaA includes employee representatives. Employees are not entitled to representation on the supervisory board of Management SE.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Conversion, as described in Item 4 of this Schedule 13D/A, became effective on the Conversion Date. Pursuant to the Conversion, shares of Fresenius Medical Care AG & Co. KGaA became shares of the Company, and there was no payment of any monetary consideration or other affirmative act on the part of Fresenius KGaA for such shares. Though the Company has been converted into an AG, it is still the same legal entity under German law (as described in Item 4 of this Schedule 13D/A). If such change in legal form is deemed to be an “acquisition” of the shares of the Company under the beneficial ownership rules of the SEC, the consideration for any such acquisition will consist solely of the shares of the Fresenius Medical Care AG & Co. KGaA held by Fresenius KGaA.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On February 21, 2023, Fresenius KGaA and the Company announced their intention to, among other things, change the Company’s legal form under German law from a German partnership limited by shares, or KGaA, to a German stock corporation, or AG (the “Conversion”). The Conversion required the approval of the Company’s shareholders and its general partner, Fresenius Medical Care Management AG (the “General Partner”). Prior to the Conversion Date, Fresenius KGaA owned 100% of the equity of the General Partner. The Conversion was approved by the required shareholder vote at an Extraordinary General Meeting of the Company on July 14, 2023 (the “Extraordinary General Meeting”), as well as by the General Partner. Fresenius KGaA, which owns approximately 32.2% of the shares of the Company, voted its shares in favor of the Conversion at the Extraordinary General Meeting. The Conversion became effective on the Conversion Date upon registration of the Conversion with the commercial register of the local court (Amtsgericht) in Hof an der Saale, Germany. The Company, although now an AG, remains the same legal entity under German law, rather than a successor to the KGaA, and persons who were shareholders of Fresenius Medical Care AG & Co. KGaA prior to the Conversion Date are now shareholders of the Company in its new legal form as an AG.

Prior to the Conversion, Fresenius KGaA, through the General Partner, controlled the management of the Company. Following the Conversion, under its new AG structure, the Company no longer has a general partner and is instead governed by its own management board, supervisory board and general meetings of shareholders. Accordingly, the General Partner has ceased to be the general partner of the Company and, therefore, Fresenius KGaA does not have any control of the management of the Company through the General Partner. Instead, the Company is now operated and managed by its own management board, which is in turn overseen by its supervisory board, which has the right to appoint and dismiss members of the management board. However, Fresenius KGaA has retained its approximately 32.2% ownership of the Company’s shares (and remains its largest shareholder) following the Conversion and will continue to have influence over the Company through such share ownership and its supervisory board appointment right described below.

In connection with the Conversion, the Company adopted new articles of association in a form suitable for an AG structure (the “AG Articles of Association”), but otherwise based on the former articles of association of Fresenius Medical Care AG & Co. KGaA. Under the AG Articles of Association, Fresenius KGaA has the right to appoint two of the six shareholder representatives to the Company’s supervisory board for as long as it holds 30% or more of the Company’s share capital and the right to appoint one of the six shareholder representatives to the Company’s supervisory board for as long as it holds at least 15% (but less than 30%) of the Company’s share capital and to dismiss those shareholder representatives. By virtue of its current approximately 32.2% shareholding in the Company, Fresenius KGaA formally appointed Michael Sen (the CEO of Fresenius KGaA) and Sara Hennicken (the CFO of Fresenius KGaA) to the supervisory board of the Company on July 14, 2023. Mr. Sen was also elected to serve as the Chairman of the supervisory board of the Company. On the same date, the supervisory board of Company also formally appointed the management board of the Company, consisting of the members of the management board of the General Partner.

As a result of the Conversion and the associated changes described above, Fresenius KGaA has ceased to control the Company in accordance with IFRS 10 and will recognize its shareholding in the Company in accordance with IAS 28 under the equity method of accounting in its consolidated financial statements going forward.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

	By:	/s/ Michael Sen
	Name:	Michael Sen
	Title:	Chairman of the Board of Management and Chief Executive Officer

	By:	/s/ Sara Hennicken
	Name:	Sara Hennicken
	Title:	Member of the Board of Management and Chief Financial Officer

SCHEDULE A

The current members of Management SE’s supervisory board and of its management board, and the members of Fresenius KGaA’s supervisory board, their respective present principal occupations or employment, their citizenship, and their respective business or residence addresses, are set forth below. Except as set forth below, the business address of all of the members of the supervisory board and the management board is Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

Members of the Supervisory Board of Management SE

Name	Principal Occupation or Employment	Citizenship

Wolfgang Kirsch, Chairman	Chairman of the supervisory board of Management SE; Chairman of the supervisory board of Fresenius KGaA	Germany

Dr. Dieter Schenk, Deputy Chairman	Retired lawyer and tax consultant; Deputy Chairman of the supervisory board of the General Partner; Member of various supervisory boards	Germany

Dr. Frank Appel	Former Chief Executive Officer of Deutsche Post DHL Group	Germany

Michael Diekmann	Deputy Chairman of the supervisory board of Fresenius KGaA; member of various supervisory boards	Germany

Dr. Heinrich Hiesinger	Member of various supervisory boards	Germany

Susanne Zeidler	Member of various supervisory boards	Germany

Members of the Management Board of Management SE

Name	Principal Occupation or Employment	Citizenship

Michael Sen, Chairman	Chairman of the management board and Chief Executive Officer of Management SE; Chairman of the supervisory board of the Company	Germany

Pierluigi Antonelli	Member of the management board of Management SE; Chief Executive Officer of Fresenius Kabi	Italy

Robert Möller	Member of the management board of Management SE; Chief Executive Officer of Fresenius Helios	Germany

Sara Hennicken	Member of the management board and Chief Financial Officer of Management SE; member of the supervisory board of the Company	Germany

Michael Moser	Member of the management board of Management SE responsible for legal, compliance risk management and ESG, HR as labor relations director and the business segment Fresenius VAMED	Germany

Members of the Supervisory Board of Fresenius KGaA

Name	Principal Occupation or Employment	Citizenship

Wolfgang Kirsch Chairman	See “Members of the Supervisory Board of Management SE” above.	Germany

Michael Diekmann, Deputy Chairman	See “Members of the Supervisory Board of Management SE” above.	Germany

Grit Genster, Deputy Chairman	Secretary of the Trade Union ver.di Vereinte Dienstleistungsgewerkschaft	Germany

Prof. Dr. med. D. Michael Albrecht	Medical Director and Spokesman of the Management Board, University Hospital Carl Gustav Carus, Dresden	Germany

Stefanie Balling	Full-time Works Council Member, Fresenius Medical Care Deutschland GmbH	Germany

Bernd Behlert	Full-time Works Council Member, Helios Vogtland-Klinikum Plauen GmbH	Germany

Konrad Kölbl	Full-time Works Council Member, VAMED-KMB Krankenhausmanagement und Betriebsführungsges. m.b.H.	Austria

Frauke Lehmann	Full-time Works Council Member, Helios Kliniken Schwerin GmbH	Germany

Prof. Dr. med. Iris Löw-Friedrich	Chief Medical Officer and Executive Vice President, Head of Development, UCB S.A.	Germany

Oscar Romero de Paco	Production staff member / Laboratory technician, Fresenius Kabi España S.A.U.	Spain

Susanne Zeidler	See “Members of the Supervisory Board of Management SE” above.	Germany

Dr. Christopher Zindel	Former Member of the Managing Board Siemens Healthineers AG	Germany